1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Mike Ma, Spokesperson
Taiwan, 30056	mikema@spil.com.tw
www.spil.com.tw	+886-4-25341525#7890

Siliconware Precision Industries Co., Ltd. and Tsinghua Unigroup Ltd. Executed a Termination Agreement to Terminate the Strategic Alliance Agreement and Share Subscription Agreement

Announcement Entity: Siliconware Precision Industries Co., Ltd.

Announcement Date: April 28, 2016

April 28, 2016, Taichung City — Siliconware Precision Industries Co., Ltd. (TWSE: 2325, NASDAQ: SPIL) (the “Company”) had previously resolved to conduct a private placement of common shares (the “Private Placement”) pursuant to a board resolution on December 11, 2015 and had on even date executed a Share Subscription Agreement and Strategic Alliance Agreement with Tsinghua Unigroup Ltd. (“Unigroup”). Upon consideration of subjective and objective factors of the Company and Unigroup, the Company’s board of directors resolved to terminate the Private Placement on April 28, 2016 and execute a termination agreement with Unigroup, mutually agreeing to terminate the aforementioned Share Subscription Agreement and Strategic Alliance Agreement. To this end, the Company’s board of directors will authorize the chairman and/or another designated person to represent the Company in executing a termination agreement with Unigroup and to fully handle all matters relating to terminating the Private Placement in accordance with law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 28, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer